SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO 6)*

CARACO PHARMACEUTICAL LABORATORIES, LTD.
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

14075T 10 7
(CUSIP Number)

Mr. Dilip S. Shanghvi, Chairman Sun Pharmaceutical Industries Limited Acme Plaza, Andheri Kurla Road Andheri (E) Mumbia 400 059 India

With a copy to: Fred B. Green, Esq. Bodman LLP 34th Floor, 100 Renaissance Center Detroit, Michigan 48243 313-259-7777
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2004, December 6, 2004, January 25, 2005, March 5, 2005, March 22, 2005, May 2, 2005, July 11, 2005, July 14, 2005, August 25, 2005, October 27, 2005, December 31, 2005, January 12, 2006

(Date of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject to this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e, 13d-1(f)or 13d-1(g), Check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP NO. 14075T 10 7	PAGE 2 OF 13 PAGES

SCHEDULE 13D

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sun Pharmaceutical Industries Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0 - (See Item 5)
	8.	SHARED VOTING POWER 26,660,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock) (See Item 5)
	9.	SOLE DISPOSITIVE POWER - 0 - (See Item 5)
	10.	SHARED DISPOSITIVE POWER 26,660,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock) (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,660,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock)(See Item 5)
12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.7%
14.		TYPE OF REPORTING PERSON* HC, CO

CUSIP NO. 14075T 10 7	PAGE 3 OF 13 PAGES

SCHEDULE 13D

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dilip S. Shanghvi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0 - (See Item 5)
	8.	SHARED VOTING POWER 26,660,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock) (See Item 5)
	9.	SOLE DISPOSITIVE POWER - 0 - (See Item 5)
	10.	SHARED DISPOSITIVE POWER 26,660,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock) (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,660,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock)(See Item 5)
12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.7%
14.		TYPE OF REPORTING PERSON* HC, IN

CUSIP NO. 14075T 10 7	PAGE 4 OF 13 PAGES

SCHEDULE 13D

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sun Pharma Global, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS* OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER - 0 - (See Item 5)
	8.	SHARED VOTING POWER 18,278,014 (Includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock). (See Item 5)
	9.	SOLE DISPOSITIVE POWER - 0 - (See Item 5)
	10.	SHARED DISPOSITIVE POWER 18,278,014 (Includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock). (See Item 5)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,278,014 (Includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock). (See Item 5)
12.	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.5%
14.		TYPE OF REPORTING PERSON* CO

PAGE 5 OF 13 PAGES

ITEM 1.                  SECURITY AND ISSUER.

                                This statement relates to the acquisition of Series B Preferred Stock, no par value, which is convertible on a one-for-one basis into the Common Stock, without par value of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation (the “Company”). The Common Stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934. The principal executive offices of the Company are located at 1150 Elijah McCoy Drive, Detroit, Michigan 48202

ITEM 2.                  IDENTITY AND BACKGROUND.

                                (a) This statement is being filed jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”) by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun”), its wholly owned subsidiary corporation, Sun Pharma Global, BVI, a corporation organized under the laws of the British Virgin Islands (“Sun Global”), and by Dilip S. Shanghvi, the controlling shareholder of Sun. Sun, Sun Global and Mr. Shanghvi are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

                Information with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person. By affixing its or his signature to this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

Sun and Mr. Shanghvi

                (b) – (c) Sun is a corporation organized under the laws of India. Sun is a specialty pharmaceutical company. Sun’s and Mr. Shanghvi’s business address is Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai 400059, India.

                Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun and their respective business addresses and present principal occupations are set forth below:

NAMES, BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF THE DIRECTORS OF SUN

Name of the Director	Address	Position

Dilip S. Shanghvi	c/o Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	The Chairman & Managing Director

Sudhir V. Valia	c/o Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East), MUMBAI – 400 059.	Whole-time Director

Sailesh T. Desai	c/o Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, BARODA – 390 002.	Whole-time Director

S. Mohanchand Dadha	c/o Sun Pharmaceutical Industries Limited, 10, Jeypore Nagar, Chennai - 600 086	Director

PAGE 6 OF 13 PAGES

Hasmukh S. Shah	c/o Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda – 390 002	Director

Keki Minu Mistry	c/o HDFC Limited, Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai – 400 020.	Director

Ashwin S. Dani	c/o Asian Paints (India) Limited, 6-A, Shanti Nagar, Santacruz (East), Mumbai - 400055	Director

NAMES, BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF THE EXECUTIVE OFFICERS OF SUN

Harin P. Mehta	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Vice President

Rakesh Mehta	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Sr. Vice President, (International Marketing)

Abhay Gandhi	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President, (International Marketing)

T. K. Roy	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Marketing)

Lokesh Sibbal	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Vice President (Marketing)

Sharda Crishna	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Vice President (Marketing)

Kirti Ganorkar	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Vice President (Business Development)

Dr. T. Rajmannar	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara 390 020 Gujarat, India	Sr. Vice President (Organic Synthesis)

Vipul Doshi	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Sr. Vice President (Corporate Quality)

Sampad Bhattacharya	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara 390 020, Gujarat, India	Vice President Operations

PAGE 7 OF 13 PAGES

A. H. Khan	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Sr. General Manager (Human Resources Development)

D. R. Desai	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Sr. General Manager (Accounts)

Kamlesh H Shah	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Company Secretary

Sun Global

                (b)-(c) Sun Global is a corporation organized under the laws of the British Virgin Islands. Sun Global is a trading company and is a wholly-owned subsidiary of Sun. Sun Global’s business address is Akara Building, 24 De Castro Street, Wickhams Clay 1 Road, Town Tortola, British Virgin Islands.

                Pursuant to Instruction C to Schedule 13D under the Act, the directors of Sun Global and their respective business addresses and present principal occupations are set forth below (there are no executive officers):

Names of the Directors	Address	Position

Dilip S. Shanghvi	c/o Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Director of Sun Global

Sudhir V. Valia	c/o Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059	Director of Sun Global

Sunil Gandhi	SuGandhManagement, Consultancy,P.O. Box 12850, Dubai, UAE	Director of Sun Global and Financial Consultant

Surendra Joshi	PO Box 696, Muttrah, Post Code No. 114, Sultanate of Oman	Director of Sun Global

Rajendra Purshotam Ashar	PO Box 526, Muttrah, Post Code No. 131, Ai Hamriya, Sultanate of Oman	Director of Sun Global

                (d)           To the best of its belief and based upon the information available to the respective Reporting Person, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of its belief and based upon the information available to the respective Reporting Person, none of the entities or persons identified in this Item 2 has, during the last five years,

PAGE 8 OF 13 PAGES

been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation relating to such laws

                (f)            Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 are citizens of India. Sun Global is a corporation organized under the laws of the British Virgin Islands and each of its executive officers and directors named in this Item 2 are citizens of India.

Item 3.    Source and Amount of Funds or Other Considerations.

                The Company and Sun Global entered into an agreement (the “Agreement”) in November, 2002 pursuant to which, during a 5 year period, Sun Global is required to transfer and to sell to the Company the technology for up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications), in exchange for 544,000 shares of Series B Preferred Stock for each product at the time a product passes its bio-equivalency studies.

                Pursuant to the Agreement, in addition to previously disclosed on Schedule 13D issuances of Series B Preferred Stock to Sun Global, the Company issued the following amounts of Series B Preferred Stock as of the respective dates:

November 24, 2004	544,000
December 6, 2004	544,000
January 25, 2005	544,000
March 5, 2005	544,000
March 22, 2005	544,000
May 2, 2005	544,000
July 11, 2005	544,000
July 14, 2005	544,000
August 25, 2005	544,000
October 27, 2005	544,000
December 31, 2005	544,000
January 12, 2006	544,000

Item 4.    Purpose of Transaction

                The purpose of the Agreement is to provide the Company with new products without impacting cash flow. Under the Agreement, Sun Global receives 544,000 shares of Series B Preferred Stock, no par value (convertible on a one-for-one basis into shares of Common Stock after a 3 year holding period or immediately upon a change in control) in exchange for a product that passes bio-equivalency studies. . The Series B Preferred Stock is not entitled to vote and does not currently pay a dividend.

                At this time, except as disclosed above, the Sun has no immediate plans or proposals, which relate to or would result in:

1).	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

2).	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company;

3).	a sale or transfer of a material amount of assets of the Company;

PAGE 9 OF 13 PAGES

4).	any change in the present board of directors or management of the Company, including any plans to change the number or term of directors or to fill any existing vacancies on the Board;

5).	any material change in the present capitalization or dividend policy of the Company;

6).	any other material change in the Company’s business or corporate structure;

7).	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

8).
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

9).	the Common Stock becoming eligible for termination pursuant to Section 12(g)(4) of the Act; or

10).	any action similar to those enumerated above.

Item 5.    Interest in Securities of the Issuer

                The following information is provided in response to Item 5 of Schedule 13D and is based on a total of 26,396,394 shares of Common Stock and 9,792,000 shares of Series B Preferred Stock outstanding (based on information from the Company as to the number of shares of common stock outstanding as of December 31, 2005).

Sun, Mr. Shanghvi and Sun Global

(a)-(b) Sun

	(i)	Sole Voting Power - 0 -

	(ii)	Shared Voting Power 26,660,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock)

	(iii)	Sole Dispositive Power - 0 -

	(iv)	Shared Dispositive Power 26,660,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock)

	(v)	Aggregate Amount Beneficially Owned 26,660,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock)

	(vi)	Percent of Class 73.7%

PAGE 10 OF 13 PAGES

*Includes the shares of Common Stock and Series B Preferred Stock owned by Sun Global.

Shanghvi

(i)	Sole Voting Power - 0 -

(ii)	Shared Voting Power 26,660,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(iii)	Sole Dispositive Power - 0 -

(iv)	Shared Dispositive Power 26,660,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(v)	Aggregate Amount Beneficially Owned 26,660,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(vi)	Percent of Class 73.7%

Sun Global

(i)	Sole Voting Power - 0 -

(ii)	Shared Voting Power 18,278,014 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(iii)	Sole Dispositive Power - 0 -

(iv)	Shared Dispositive Power 18,278,014 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(v)	Aggregate Amount Beneficially Owned 18,278,014 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock)

(vi)	Percent of Class 50.5%

                c).           As disclosed in Item 3, Sun Global, in exchange for the delivery of twelve new products to the Company in twelve separate transactions, in which one product is exchanged for 544,000 shares of Series B Preferred Stock, acquired 6,528,000 shares of Series B Preferred Stock as of the dates indicated.

d). No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

PAGE 11 OF 13 PAGES

                e).            Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                The Company and Sun Global are subject to a Products Agreement dated November 21, 2002 pursuant to which Sun Global is required to transfer and sell to the Company the technology for up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications) in exchange for 544,000 shares of Series B Preferred Stock for each product. At this time, a total of seventeen (17) products have passed their respective bio-equivalency studies and have been transferred and delivered to the Company pursuant to the Products Agreement.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2006

/s/ Dilip S. Shanghvi

Dilip S. Shanghvi

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Dilip S. Shanghvi

Dilip S. Shanghvi Managing Director

SUN PHARMA GLOBAL, INC.

By:	/s/ Dilip S. Shanghvi

Dilip S. Shanghvi Director

PAGE 12 OF 13 PAGES

EXHIBIT INDEX

Exhibit	Description

1	Joint Statement Agreement

PAGE 13 OF 13 PAGES

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

                The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

                (i)            The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

                (ii)           The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

                This Agreement may be executed, in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

DATED: January 13, 2006

/s/ Dilip S. Shanghvi

Dilip S. Shanghvi

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Dilip S. Shanghvi

Dilip S. Shanghvi Managing Director

SUN PHARMA GLOBAL, INC.

By:	/s/ Dilip S. Shanghvi

Dilip S. Shanghvi Director